UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 14, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 14, 2019	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Departure of Deputy CEO David Schilansky

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that its Deputy Chief Executive Officer and Principal Financial Officer, David Schilansky, has decided to leave the company to pursue other professional opportunities. David will remain at the Company through August 2019. While a new Chief Financial Officer search is underway, DBV will not fill the Deputy CEO role following David’s departure.

David joined the organization in 2011 as Chief Financial Officer and was subsequently promoted to Deputy Chief Executive Officer and Chief Operating Officer in January 2015. David has been responsible throughout the period, as Principal Financier, for all financial activities and will remain as such through August 2019.

“I want to take this opportunity to recognize David’s accomplishments and to thank him for his many important contributions to DBV, including during this important transition as we evolved from a French based research and development company into a potential global commercial-stage organization,” said Daniel Tassé, Chief Executive Officer of DBV Technologies. “On behalf of all DBV employees, and personally, I wish him success in his future endeavors.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

@DBV Technologies	facebook.com/DBVTechnologies	www.dbv-technologies.com

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com

@DBV Technologies	facebook.com/DBVTechnologies	www.dbv-technologies.com